SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM	SUZANO BAHIA SUL
CELULOSE E PAPEL S.A.	PAPEL E CELULOSE S.A.
Publicly-Held Company	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF)	Corporate Taxpayer’s ID (CNPJ/MF)
# 60.643.228/0001-21	# 16.404.287/0001-55
Corporate Registry ID (NIRE)	Corporate Registry ID (NIRE)
# 35.300.022.807	# 29.300.016.331

RIPASA S.A. CELULOSE E PAPEL
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) # 51.468.791/0001 -10
Corporate Registry ID (NIRE) # 35.300.016.114

MATERIAL FACT

In compliance with Brazilian Securities and Exchange Commission ("CVM") Instructions 358/02 and 319/99, Votorantim Celulose e Papel S.A. ("VCP"), Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") and Ripasa S.A. Celulose e Papel (“Ripasa”) announce the following:

I.      INTRODUCTION

     1. According to the Material Facts of November 10, 2004 and March 31, 2005 (“Material Facts”), VCP and Suzano acquired, through Ripasa Participações S.A. ("Ripar"), the voting control of Ripasa and announced their intention to implement a corporate restructuring that would allow Ripasa’s minority shareholders to convert their interests in Ripasa to VCP and Suzano stock, in equal parts.

II.      RESTRUCTURING

     1. Restructuring: The corporate restructuring involves two phases: (i) the merger of Ripasa shares into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. The Restructuring will be submitted for approval at the general meetings of the involved companies, scheduled in notices published today. At the completion of the Restructuring, Ripasa’s minority shareholders will become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution ("Protocol") that VCP, Suzano, Ripasa and Ripar executed today.

     2. Justification. The reasons for the Restructuring are twofold: (i) the Restructuring will result in Ripasa’s current minority shareholders holding VCP and Suzano stock, whose shares are more liquid than Ripasa shares; and (ii) the Restructuring is needed to allow a future reorganization of Ripasa, allowing cost reductions, operational gains, and enhanced competitiveness and economies of scale for the companies.

     II.1.      COMMON ASPECTS OF THE TWO PHASES

     1. Corporate Acts. The Restructuring was approved by the Boards of Directors of VCP, Suzano and Ripasa, and by the Board of Executive Officers of Ripar, at meetings held on July 20, 2005. The Restructuring was approved by the Fiscal Council of VCP on the same date, and will be submitted for approval by the Fiscal Councils of Suzano and Ripasa.

     2. Appraisals. The following appraisers were contracted for the Restructuring: (i) Unibanco - União de Bancos Brasileiros S.A. ("Unibanco"), to prepare asset appraisals ("Asset Appraisals") for VCP, Suzano and Ripasa; and (ii) KPMG Corporate Finance Ltda. ("KPMG"), to prepare market appraisals for VCP, Suzano, Ripar and Ripasa (“Market Appraisals”), and (iii) to prepare the appraisal reports at market value, VCP contracted PricewaterhouseCoopers, and Suzano and Ripasa contracted Ernst & Young Auditores Independentes S/S. The values attributed by the appraisers are shown in each of the Restructuring phases described below, and their reference date is December 31, 2004. These reports will be taken into account to assess Ripar, which acquired Ripasa’s voting control on March 31, 2005.

          2.1. Ernst & Young Auditores Independentes S/S was also contracted by Ripar to prepare the appraisal report dated July 31, 2005, at book values, for the purposes of the distribution phase of the Restructuring.

     II.2.      PHASE 1 – MERGER OF RIPASA SHARES INTO RIPAR

     1. Brief description. Ripasa will be converted into a wholly-owned subsidiary of Ripar through the merger of all Ripasa shares owned by the minority shareholders into Ripar’s equity ("Merger of Shares"). Ripasa’s minority shareholders will become shareholders in Ripar, in accordance with a on the swap ratio established in the Protocol, in proportion to their share ownership. The Merger of Shares will be decided at Meetings to be held on August 29, 2005.

     2. Swap ratio and appraisal. Ripasa’s shareholders will receive as many Ripar’s shares as is necessary to maintain exactly the same percentage they currently hold in Ripasa’s capital. The swap ratio was based on the economic value. Therefore 8.693318290 Ripar’s common shares will be swapped by one Ripasa’s common share, and 8.693318290 Ripar’s preferred shares will be swapped by one Ripasa’s preferred share. Any criterion used to set the shares swap ratio will result in the same ratio, since the sole asset of Ripar is its Ripasa shares. Fractional shares of Ripar resulting from the swap ratio will be rounded up by VCP and Suzano.

     3. Ripar’s capital increase. Ripar’s capital will at the economic value of the mergered shares, and will change from R$ 1,484,190,976.00 to R$ 2,631,449,515.66, with the issuance of 325,556,807 common and 1,412,384,654 preferred shares, all registered shares with no par value. The common and preferred shares will be subscribed by Ripasa, on behalf of their minority shareholders, and paid-up by the conveyance of 37,449,084 common and 162,467,841preferred shares of Ripasa.

     II.3.      PHASE 2 – Distribution of Ripar Shares

     1. Brief description. Once the Merger of Shares is approved, on August 30, 2005, Ripar’s total spin-off, with the transfer of its equity to VCP and Suzano in equal parts ("Ripar’s Total Spin-Off "), will lead to (i) VCP’s and Suzano’s capital increase with the issuance of new shares to be attributed to Ripar’s non-controlling shareholders, based on the swap ratio defined in item 3 below; and (ii) Ripar’s dissolution.

     2. Ripar’s equity value for the effects of Ripar’s Total Spin-Off. Ripar’s assets and liabilities will be split equally and merged into VCP and Suzano in equal parts, at their respective accounting values recorded in the balance sheet of July 31, 2005, and audited by Ernst & Young Auditores Independentes S/S, and adjusted by these subsequent events: (i) the totality of common and preferred shares of Ripasa; and (ii) premium.

     3. Swap ratio and appraisal. The range of economic values for Ripasa (as reflected in Ripar), VCP and Suzano were taken into account to swap Ripar shares owned by its non-controlling shareholders for VCP and Suzano shares:

Company	Economic Value (*) (R$)
	Maximum	Minimum
VCP	47.59	45.28
Suzano	20.96	19.03
Ripasa	5.74	5.39
(*) Values based on 1 share of the companies.

          3.1. Based on the values above, the following ranges for Ripasa/VCP and Ripasa/Suzano will be the base to calculate the share swap ratios, have been determined, according to item 3.2 1:

Company	Maximum	Minimum
Ripasa/VCP	0.1267	0.1132
Ripasa/Suzano	0.3015	0.2569

          3.2. Based on these ranges, and considering the swap ratio in item II.2.2 above, the following ratios have been defined: (i) one (1) Ripar’s common share will correspond to 0.0072 VCP’s preferred shares and to 0.0167 Suzano’s common shares; and (ii) one (1) Ripar’s preferred share will correspond to 0.0072 VCP’s preferred shares and to 0.0167 Suzano class “A” preferred shares.

          3.3. The swap ratio as of the Merger of Shares until Ripar’s Total SpinOff may be represented as follows:

One (1) Ripasa common share = 8.6933 Ripar common shares = 0.0627 VCP preferred shares + 0.1450 Suzano common shares

One (1) Ripasa preferred share = 8.6933 Ripar preferred shares = 0.0627 VCP preferred shares + 0.1450 Suzano class “A” preferred shares

______________________

          3.4. Fractional shares of VCP and Suzano resulting from the swap ratio will be rounded up by the respective controlling shareholders.

     4. VCP’s and Suzano’s capital increase.

          4.1. VCP. VCP’s capital will change from R$2,478,582,123.76 to R$3,052,211,393.59, an increase by R$573,629,269.83, with the issuance of 12,532,009 preferred non-par shares, corresponding to half of the portion of Ripar’s equity, which corresponds to the shares held by Ripar’s non-controlling shareholders.

          4.2. Suzano. Suzano’s capital will change from R$ 1,479,990,325.42 to R$ 2,053,619,595.25, an increase by R$ 573,629,269.83, with the issuance of 5,428,955 common shares and 23,552,795 class "A" non-par preferred shares, corresponding to half of the portion of Ripar’s equity, which corresponds to the shares held by Ripar’s non-controlling shareholders.

     5. Ripar’s dissolution. Ripar’s Total Spin-Off will lead to the dissolution of Ripar and the cancellation of its shares. VCP’s and Suzano’s investment account portion corresponding to their share ownership in Ripar will be exchanged for the net assets of Ripar.

     6. Comparison of shares. The political and equity advantages of the shares held by Ripasa’s non-controlling shareholders before and after the Ripar Merger of Shares and Total Spin-Off are described below.

          Dividends. Ripasa’s preferred shares grant (i) priority to receive non-cumulative, minimum dividends of 8% of the net income per year, (ii) full interest in the dividends that exceed the minimum, and (iii) the right to receive dividends per preferred share at least 10% higher than those attributed to each common share. VCP’s preferred shares and Suzano’s class "A" preferred shares grant dividends per preferred share of at least 10% higher than those attributed to each VCP’s and Suzano’s common shares, respectively.

          Liquidity. Ripasa’s preferred shares compose the IBrX and IGC indexes of Bovespa (São Paulo Stock Exchange), and additionally, Suzano’s class “A” preferred shares compose the IBrX 50, and VCP’s preferred shares, in addition to these latter, integrate the Bovespa index (Ibovespa). VCP’s ADRs level III are traded on NYSE, Suzano’s ADRs level I are traded on USA over-the-counter markets, and Suzano’s class "A" preferred shares are traded on Latibex, in Spain.

     II.4.      RIGHT TO WITHDRAW FROM THE MERGER OF SHARES

     1. Withdrawal Rights. The Ripasa shareholders may excise withdrawal rights, and will be entitled to reimbursement for the value of the shares of which they are the holders on the closing of the Bovespa trading session of July 20, 2005. Shares acquired as of and including July 21, 2005 will not entitle their new holders to withdrawal rights.

          1.1. The withdrawal right must be exercised within 30 days following the publication of the minutes of Ripasa’s meeting approving the Merger of Shares, through a letter to any capital market branch of Banco Itaú S.A., return receipt requested.

          1.2. The reimbursement amount will be equivalent to the Ripasa’s share value, based on its net equity recorded in its last balance sheet approved at a General Meeting, i. e., R$ 2.8518 per each Ripasa’s share.

III.      SUPPLEMENTAL INFORMATION

     1. Costs. The Restructuring costs are estimated in R$6,000,000.00, and this amount includes expenses for publications, consultants, attorneys and auditors.

     2. Equity Variations. Equity variations occurred between December 31, 2004 and the date of approval of each Restructuring phase will be reflected on the companies on which they occur.

     3. Premium. The premium will be used for the benefit of all shareholders of Suzano, VCP and Ripasa, under CVM Instruction # 319.

     4. Dividends and other proceeds. The new shares to be issued by VCP and Suzano will be integrally entitled to dividends and other proceeds in cash for year 2005, since the swap ratios were based on the appraisals of December 31, 2004.

     5. Future Reorganization VCP and Suzano intend to reorganize Ripasa, and the reorganization is still subject to studies, as described in the Material Facts above. Once these studies are concluded, their results will be timely disclosed to the market.

     6. Antitrust. The acquisition of the share control in Ripasa and its future transformation into a production unit is still under analysis by the Brazilian Antitrust Authorities (SEAE [Treasury Department’s arm tracking economy prices], SDE [Agency for the Economic Right] and CADE [Administrative Council for Economic Defense).

     7. Conflict of interests. Unibanco, KPMG and the Appraisers, responsible for the appraisals, declare to the non-existence of any current or potential conflict or pooling of interests with the involved companies’ direct or indirect controlling shareholders or in view of their non-controlling shareholders, or with respect to other involved companies, their partners, or concerning the corporate restructuring.

     8. Trading of Ripasa’s shares. The Ripasa’s shares will continue to be traded on Bovespa until the expiration of the right to withdraw from the Merger of Shares.

     9. Documents for Consultation. The Restructuring documents required by law and the regulatory norms are available for consultation at the addresses below:

VCP	Alameda Santos, 1357, 6º andar
www.vcp.com.br	São Paulo – SP
Suzano	Av. Tancredo Neves, 274, Bl. B, Sala 121
www.suzano.com.br	Salvador – BA
Av. Brigadeiro Faria Lima, 1355, 7º andar

São Paulo – SP
Ripasa	Rua Clodomiro Amazonas, 249 - 10º Andar
www.ripasa.com.br	São Paulo – SP
CVM	Rua Formosa, 367, 20º andar
www.cvm.gov.br	São Paulo – SP
Rua Sete de Setembro, 111, 5º andar
(Centro de Consultas)
Rio de Janeiro – RJ
Bovespa	Rua XV de Novembro, 275
www.bovespa.com.br	São Paulo – SP

São Paulo and Salvador, July 20, 2005

VOTORANTIM CELULOSE E PAPEL S.A.
Valdir Roque
Chief Financial and Investor Relations Officer

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Bernardo Szpigel
Chief Operating, Financial and Investor Relations Officer

RIPASA S.A. CELULOSE E PAPEL
Aureliano Ieno Costa
Superintendent and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer